Notice of Exempt Solicitation

Name of Registrant: Charter Communications

Name of Person Relying on Exemption: SEIU Benefit Plans Master Trust
Address of Person Relying on Exemption: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

March 28, 2024

Dear Fellow Charter Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess the risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

Charter Communications Inc. (“Charter” or the “Company”) shareholders can call for greater disclosure of Charter’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on April 23, 2024. Proposal #5 on Charter’s proxy card, “Stockholder Proposal Regarding Lobbying Activities” (the “Proposal”), asks Charter to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments. We urge you to vote FOR the Proposal.

We believe that full disclosure would:

•	Allow shareholders to assess whether Charter’s lobbying is in long-term shareholders’ best interests;
•	Highlight potential areas of misalignment between Charter’s lobbying activities and its values and public statements; and
•	Permit shareholders to gauge the quality of Charter’s oversight of lobbying activities.

Corporate lobbying activities create risks when they contradict a company’s stated values or public statements, or when they are inconsistent with customers’ or the public’s interest. Indirect lobbying through trade associations and other groups that engage in public policy advocacy is especially risky because companies do not direct the expenditures and may not have visibility into them. Charter claims in its Statement in Opposition to the Proposal that it “maintains memberships in trade associations and other tax-exempt entities primarily for strategic, rather than advocacy-related purposes,” but reputational consequences may flow from misaligned lobbying regardless of a company’s purposes for joining or contributing to an organization.

2

An example of misalignment between lobbying and public opinion—as well as of the risks associated with lobbying done by intermediaries--occurred with two organizations Charter funded during the pitched battle over net neutrality, the requirement that cable and internet service providers “treat all content flowing through their cables and cell towers equally.”1 Net neutrality was ended by the Federal Communications Commission (“FCC”) in 2017, and the agency recently began the process of reinstating it.2 Net neutrality is very popular, with four out of five Americans favoring it.3

NCTA—the Internet and Television Association (“NCTA”), a trade association to which Charter belongs,4 conducted a “stealth campaign” against net neutrality, setting up an organization that purported to collect “suggestions” for the “future of the Internet” without disclosing its backers or the use to which the suggestions would be put.5 This campaign was a clear example of astroturfing, “organized activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”6 An investigative reporter discovered and reported on NCTA’s role.7 NCTA has continued lobbying against net neutrality, opposing the “Save the Internet” bill, which would have reversed the FCC’s decision to kill net neutrality.8

A supposedly grassroots lobbying campaign by another organization of which Charter was a member,9 Broadband for America (“BfA”), also generated controversy. BfA sought to harvest comments opposing net neutrality, prior to the FCC’s 2017 decision. In 2021, New York’s attorney general Letitia James settled claims related to the incident, issuing a report finding that nearly 18 million of the 22 million comments the FCC received on net neutrality were fraudulent10 and that nine of the 18 million were generated by BfA’s campaign.11 According to AG James, BfA “hid its role in the campaign by recruiting anti-regulation advocacy groups — unrelated to the broadband industry — to serve as the campaign’s public faces,”12 creating an unaccountable environment that was “ripe for fraud.”13

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1 https://www.wired.com/story/guide-net-neutrality/

2 https://www.brookings.edu/articles/dont-be-fooled-net-neutrality-is-about-more-than-just-blocking-and-throttling/

3 https://thehill.com/policy/technology/435009-4-in-5-americans-say-they-support-net-neutrality-poll

4 https://www.ncta.com/about

5 https://www.propublica.org/article/mysterious-campaign-appears-to-be-latest-salvo-in-net-neutrality-battle

6 https://www.merriam-webster.com/dictionary/astroturfing

7 https://www.propublica.org/article/mysterious-campaign-appears-to-be-latest-salvo-in-net-neutrality-battle

8 https://arstechnica.com/tech-policy/2021/07/isps-spent-235-million-on-lobbying-and-donations-more-than-320000-a-day/

9 Charter’s membership was confirmed in March 2021 on https://www.broadbandforamerica.com/about-us/; Broadband for America appears to have relinquished its domain since then and does not have a new online presence.

10 https://ag.ny.gov/press-release/2021/attorney-general-james-issues-report-detailing-millions-fake-comments-revealing

11 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 13.

12 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 11.

13 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 18.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

3

Recently, NCTA has lobbied against several measures that are pro-consumer, in our view:

1.	NCTA opposes a Federal Trade Commission proposal to make it easier for customers to cancel recurring payment arrangements like those governing cable services.[14] At a January 2024 hearing on the so-called “click-to-cancel” proposal, NCTA argued that customers “may easily misunderstand the consequences of canceling” and objected to limits on operators’ ability to offer deals before executing customers’ cancellation requests.[15] The FTC’s proposal referenced such “upsells,” explaining that “evidence demonstrates many businesses have created unnecessary and burdensome obstacles in the cancellation process, including forcing uninterested consumers to listen to multiple upsells before allowing cancellation, that are not outweighed by countervailing benefits to consumers or competition. This is an unfair and deceptive practice.” [16]
2.	NCTA opposes a ban on early termination fees charged by cable operators, which was proposed by the FCC in December 2023.[17] It is worth noting that Charter has represented that it does not charge early termination fees,[18] so any reputational risk from NCTA’s position would not be offset by fee revenue.
3.	NCTA opposed an FCC proposal adopted in February 2024 to require cable operators to disclose “all-in” pricing for video programming in promotional materials and on customers’ bills.[19] Research submitted to the FCC during the comment period showed that company-imposed fees made up between 24 and 33% of a customer’s bill, and the FCC found that “the practice of separating certain elements of the price for video programming and listing them as ‘fees’” deceives customers and makes it difficult for them to compare prices across providers.[20]

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14 https://arstechnica.com/tech-policy/2024/01/cable-firms-to-ftc-we-shouldnt-have-to-let-users-cancel-service-with-a-click/

15 https://arstechnica.com/tech-policy/2024/01/cable-firms-to-ftc-we-shouldnt-have-to-let-users-cancel-service-with-a-click/

16 https://www.federalregister.gov/documents/2023/04/24/2023-07035/negative-option-rule

17 https://arstechnica.com/tech-policy/2024/02/cable-tv-companies-tell-fcc-early-termination-fees-are-good-actually/; https://arstechnica.com/tech-policy/2023/12/fcc-floats-ban-on-cable-tv-junk-fees-that-make-it-hard-to-ditch-contracts/

18 https://advocacy.consumerreports.org/wp-content/uploads/2019/10/CR_WhatTheFeeReport_6F_sm-1.pdf

19 https://www.fcc.gov/ecfs/document/1082951954073/1

20 https://docs.fcc.gov/public/attachments/DOC-400679A1.pdf, at 6, 8-9.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

4

Charter makes no disclosure regarding its relationship with the American Legislative Exchange Council (“ALEC”), which Charter reportedly funds.21  Though ALEC’s funding is not transparent,22 a leaked document shows that eight Charter employees registered to attend ALEC’s 2017 conference.23 ALEC drafts and promotes model bills, which have been characterized as “wish lists for special interests.”24  Association with efforts advocating positions not supported by most Americans could damage the reputation of companies that fund ALEC. Charter’s Political Activities Policy Statement is silent regarding ALEC.

Corporate reputation can translate into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization25 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.26 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.27

The arguments in Charter’s Statement in Opposition to the Proposal are unpersuasive:

•	It includes discussion of Charter’s policies related to political spending—that is, contributions to candidates and parties—which are not relevant to the Proposal.
•	Charter points to publicly reported data about its direct lobbying available on federal government web sites and compliance with state laws, some of which do not require lobbying disclosure. State lobbying can be significant: For example, the NCTA has lobbied in many states to restrict build-out of municipal broadband.[28]
•	We do not believe that implementing the Proposal would require “unproductive consumption of valuable time and corporate resources,” as Charter claims. Given the centrality of public policy advocacy to Charter’s business, Charter’s policy leadership team likely maintains data regarding its lobbying activities in a form that could be disclosed to shareholders without unreasonable effort.

For the reasons discussed above, we urge you to vote FOR Proposal 3 on Charter’s proxy card. If you have any questions, please contact Edgar Hernández via email at edgar.hernandez@seiu.org.

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21 https://www.commoncause.org/wp-content/uploads/2020/05/Charter-ALEC-COVID-letter-FINAL.pdf

22 ALEC redacts donor identities from its Form 990s filed with the IRS. See, e.g., https://www.documentcloud.org/documents/23573983-american-legislative-exchange-council-2021-990#document/p23/a2364921

23 https://docs.google.com/spreadsheets/d/1pZpHSSA0-Se98v_Kgg01cKSZyjy5505vkSDdpiF-oEI/edit#gid=1469354859

24 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

25 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

26 See https://instituteforpr.org/reputation/

27 https://www.reputationinstitute.com/

28 https://arstechnica.com/tech-policy/2014/02/isp-lobby-has-already-won-limits-on-public-broadband-in-20-states/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.